U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

FARGO ELECTRONICS, INC.
(Name of Subject Company)

FARGO ELECTRONICS, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

30744P 10 2
(CUSIP Number of Class of Securities)

Gary R. Holland
Chairman, President and Chief Executive Officer
Fargo Electronics, Inc.
6533 Flying Cloud Drive
Eden Prairie, Minnesota 55344
Telephone No.: (952) 941-9470
Facsimile No.: (952) 941-7836
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies to:

Bruce A. Machmeier, Esq.
Thomas A. Letscher, Esq.
Oppenheimer Wolff & Donnelly LLP
Plaza VII Building, Suite 3300
45 South Seventh Street
Minneapolis, Minnesota 55402
Telephone No.: (612) 607-7000
Facsimile No.: (612) 607-7100	Herbert S. Wander, Esq. Mark D. Wood, Esq. Katten Muchin Zavis 525 West Monroe Street Suite 1600 Chicago, Illinois 60661-3693 Telephone No.: (312) 902-5200 Facsimile No.: (312) 902-1061

/x/	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    The following is the description of the Acquisition Agreement (as defined below) which was filed by Zebra Technologies Corporation, a Delaware corporation ("Zebra"), with the Securities and Exchange Commission under cover of Form 8-K on August 1, 2001 (the "Form 8-K"):

    Zebra has entered into an Acquisition Agreement, dated as of July 31, 2001 (the "Acquisition Agreement"), among Zebra, Rushmore Acquisition Corp., a newly formed Delaware corporation and wholly-owned subsidiary of Zebra ("Merger Sub"), and Fargo Electronics, Inc., a Delaware corporation ("Fargo"), pursuant to which, subject to the conditions contained therein as discussed below, Merger Sub shall commence an offer (the "Offer") to purchase all of the issued and outstanding shares of Fargo's common stock, together with the associated rights to purchase preferred stock (collectively the "Shares"), at a price of $7.25 per share, net to each seller in cash, and Merger Sub will merge with and into Fargo, with Fargo becoming a wholly-owned subsidiary of Zebra (the "Merger"). Once the Merger is consummated, Merger Sub will be merged into Fargo, with Fargo remaining as the surviving corporation (the "Surviving Corporation"), and Merger Sub will cease to exist.

    As a result of the Merger, each issued and outstanding share of Fargo common stock, including the associated rights to purchase preferred stock, other than shares owned by Fargo, Zebra, Merger Sub or stockholders who demand and perfect appraisal rights under Delaware law, shall by virtue of the Merger, and without any action on the part of the holder thereof, become and be converted into the right to receive cash in the amount of $7.25 for each whole share of Fargo common stock and each outstanding option that is, or would be, vested and exercisable (in whole or in part) as of the effective time of the Merger will be cancelled at the time that is immediately prior to the effective time of the Merger and the holder of such option will receive, subject to any applicable withholding tax, an amount in cash equal to the product of (x) the excess, if any, of $7.25 over the per share exercise price of such option and (y) the number of shares with respect to which such option is, or will be, vested and exercisable as of the effective time of the Merger. Stockholders who demand and fully perfect appraisal rights under Delaware law will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by Delaware law.

    In connection with the execution of the Acquisition Agreement, Zebra and each of several entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc. and each of the executive officers and directors of Fargo (collectively, the "Stockholders") have entered into Stockholder Agreements, each dated as of July 31, 2001 (the "Stockholder Agreements"), pursuant to which each of the Stockholders has agreed to tender, pursuant to and in accordance with the terms of the Offer, its, his or her Shares beneficially owned by it, him or her. In addition, each Stockholder has agreed, at every Fargo stockholders meeting and on every action or approval by written consent instead of a meeting, to cause his, her or its Shares to be voted (i) in favor of approval of the Acquisition Agreement, the Offer and the Merger, (ii) against any action or agreement that would result in the breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Fargo under the Acquisition Agreement and (iii) against the following actions: (A) any Acquisition Proposal (as defined in the Acquisition Agreement) or any extraordinary corporate transaction or (B)(1) any change in a majority of the persons who constitute the Board of Directors of Fargo, (2) any change in the capitalization of Fargo or amendment to Fargo's Certificate of Incorporation or By-laws, (3) any material change in Fargo's corporate structure or business or (4) any other action intended, or that could reasonably be expected to frustrate the purposes of, or prevent or delay the consummation of the Offer, the Merger or any of the transactions contemplated by the Stockholder Agreements or the Acquisition Agreement. The Stockholder may vote his, her or its Shares on all other matters. The Stockholder Agreements terminate upon the earlier of (i) the termination of the Acquisition Agreement or (ii) the effective time of the Merger. As part of the Stockholder Agreements, each Stockholder delivered an irrevocable proxy to Zebra granting it the right to vote his, her or its Shares in the manner similar to the obligations of each Stockholder under the Stockholder Agreements described above if such stockholder does not so vote his, her or its shares.

2

    Under the Stockholder Agreements entered into by the affiliates of each of TA Associates, Inc. (collectively, "TA") and The St. Paul Companies, Inc. (collectively, "St. Paul"), if the Acquisition Agreement is terminated pursuant to Section 9.1(d)(1) thereof, and at the time of such termination, Fargo's Board of Directors is engaged in discussions or negotiations regarding or is otherwise considering a Superior Proposal (as defined in the Acquisition Agreement), or is terminated pursuant to Section 9.1(c)(3) or Section 9.1(d)(2) thereof, and in any case a transaction contemplated by a Superior Proposal is consummated within twelve (12) months after such termination, each of TA and St. Paul must pay Parent an amount in cash equal to fifty percent (50%) of the excess of the product of (x)(1) the gross amount of any cash, plus the fair market value of any other consideration, received by it for each of its Shares in such transaction, minus (ii) $7.25 and (y) the number of its Shares held of record or beneficially owned by it at the time the consideration is paid, over (B) the amount of any expenses (which shall not include any taxes) directly incurred by it directly in connection with such transaction. On July 31, 2001, the Stockholders owned 5,253,350 Shares, constituting approximately 44.68% of the then outstanding Shares.

    Consummation of the Offer is subject to a number of conditions, including (1) the tender of not less than a majority of the Shares outstanding on a fully-diluted basis as of the date the Shares are accepted for payment pursuant to the Offer and (2) the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Acquisition Agreement may be terminated under certain circumstances, including if the consummation of the Offer does not occur before November 15, 2001 or if the Board of Directors of Fargo withholds or withdraws or modifies in a manner adverse to Zebra or Merger Sub its recommendation of the Offer, the Merger or the Acquisition Agreement or approves a Superior Proposal. Under certain circumstances, termination of the Acquisition Agreement will require Fargo to pay Zebra a $5.6 million termination fee or Zebra to pay Fargo a $3.1 million termination fee.

    On July 31, 2001, Zebra and Fargo issued a press release announcing that they had entered into the Acquisition Agreement.

    For information regarding the terms and conditions of the Offer and the Merger, including the consideration to be issued to Fargo stockholders, reference is made to the Acquisition Agreement, which was filed as Exhibit 2.1 to the Form 8-K and is incorporated by reference herein.

Exhibits:

    The following Exhibits were filed with the Form 8-K and are incorporated by reference herein:

2.1	Acquisition Agreement, dated as of July 31, 2001, among Zebra Technologies Corporation, Rushmore Acquisition Corp. and Fargo Electronics, Inc.*
99.1	Joint Press Release of Zebra Technologies Corporation, dated July 31, 2001 announcing they have entered into the Acquisition Agreement.
99.2	Form of Stockholder Agreement, dated as of July 31, 2001, between Zebra Technologies Corporation and each of certain entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc.
99.3	Form of Stockholder Agreement, dated as of July 31, 2001, between Zebra Technologies Corporation and each of the executive officers and directors of Fargo Electronics, Inc.

*
Exhibits and schedules to the Acquisition Agreement were omitted from the Form 8-K but will be provided supplementally to the Securities and Exchange Commission upon request.

    This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Fargo common stock. Zebra Technologies Corporation has not yet begun the tender offer referred to

3

herein. The tender offer will be made only through an offer to purchase and related letter of transmittal. All stockholders should read the tender offer statement concerning the tender offer that will be filed by Zebra Technologies Corporation, and the solicitation/recommendation statement that will be filed by Fargo Electronics, Inc. with the Securities and Exchange Commission, each of which will be mailed to stockholders. These statements will contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders will be able to obtain these statements in due course, as well as other filings containing information about Zebra and Fargo, without charge, at the SEC's Web site www.sec.gov. Stockholders will also be able to obtain copies of these documents, when available, at no charge, by contacting Zebra's information agent, Mellon Investor Services LLC, at (800) 261-8056. Copies of these documents may also be obtained for free by directing such requests to Fargo's Chief Financial Officer at (952) 941-9470.

4